Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 14, 2015

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	vTv Therapeutics Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, vTv Therapeutics Inc., a Delaware corporation (the “Company”), we hereby confidentially submit pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities and Exchange Act of 1934, as amended, for non-public review a draft Registration Statement on Form S-1 (the “Registration Statement”) in electronic form, relating to the proposed initial public offering of the Company’s Class A common stock, for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

In accordance with Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2014. Moreover, the Company’s common equity securities have not previously been sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations (the “Road Show”).

Pursuant to the JOBS Act, we expect that this letter, the Registration Statement and any other documents submitted herewith will be kept in a non-public file and that access to them by any third party not a member of the Commission or its Staff will be denied. Should the Commission receive any request for these documents, either pursuant to the Freedom of Information Act or otherwise, prior to the Company publicly filing the Registration Statement and all amendments thereto not later than 21 days before the commencement of the Road Show, we request that we immediately be notified of any such request and be furnished promptly with all written materials pertaining to such request. In addition, we expect that we will be given the opportunity to object to such disclosure. Should the Commission be inclined to disclose these documents to any third party, it is our expectation that we will be given ten business days advance notice of any such decision to enable our client to pursue any remedies that may be available.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3052 or David E. Sobel at (212) 373-3226.

Very truly yours,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Stephen L. Holcombe
vTv Therapeutics Inc.
Marc D. Jaffe, Esq.
Senet S. Bischoff, Esq.
Latham & Watkins LLP